UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended June 28, 2009
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Financial Statements and Dividend Announcement for the three and six months ended June 28, 2009
EX-99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Events
On May 22, 2009, STATS ChipPAC Ltd. (the “Company”) filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s reporting obligations under the Exchange Act were immediately suspended upon the filing of the Form 15F, and the deregistration will become effective 90 days later, unless the SEC objects or the Form 15F is withdrawn by the Company before then.
The Company’s ordinary shares currently continue to be listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The Company was previously granted a waiver from complying with the requirements of the SGX-ST Listing Manual because it was registered with the SEC and subject to the reporting obligations under the Exchange Act. Upon the suspension of the Company’s reporting obligations under the Exchange Act following the Company’s filing of the Form 15F, the Company became obligated to release announcements and reports in accordance with the SGX-ST Listing Manual.
On July 28, 2009, the Company issued its Financial Statements and Dividend Announcement for the three and six months ended June 28, 2009 and accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations attached hereto as Exhibits 99.1 and 99.2, respectively. The Financial Statements and Dividend Announcement is prepared in accordance with the rules of the SGX-ST Listing Manual.
Exhibit
99.1	Financial Statements and Dividend Announcement for the three and six months ended June 28, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 28, 2009

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Financial Statements and Dividend Announcement for the three and six months ended June 28, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations